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ROPES
& GRAY

ROPES & GRAY LLP

ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624   617-951-7000   F 617-951-7050

BOSTON  NEW YORK  PALO ALTO   SAN FRANCISCO  WASHINGTON, DC  www.ropesgray.com



July 26, 2006                                         James E. Thomas
                                                      (617) 951-7367
                                                      james.thomas@ropesgray.com




U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attention:  Ms. Laura Hatch

Re: Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) (the "Registration Statement") of BACAP Alternative Multi-Strategy Fund, LLC (the "Fund")

Dear Ms. Hatch:

This letter contains the Fund's responses to the comment that you provided to me by telephone on July 25, 2006 regarding the Registration Statement. You asked us to address supplementally whether the ongoing payments that the Fund's investment adviser makes to Selling Agents, disclosed under the heading "Distribution of Interests" in the prospectus summary, constitute an arrangement considered to be an underwriting.

The Fund believes that none of the Selling Agents is an "underwriter," as that term is defined in Section 2(a)(11) of the Securities Act of 1933, as amended, or Section 2(a)(40) of the Investment Company Act of 1940, as amended, and that, accordingly, the arrangements referred to in your comment do not constitute an underwriting. As a threshold matter, the Fund notes that a person whose interest in a distribution of securities is "limited to a commission from an underwriter or dealer not in excess of the usual or customary distributors' or sellers' commission" is expressly excluded from these definitions of "underwriter." The Fund believes that the Selling Agents fall into this category of excluded person. As disclosed in "Distribution of Interests" and in more detail in the "Distribution Arrangements" section of the Prospectus, the Fund's principal underwriter may compensate a Selling Agent by reallowing the sales load of up to 3.0% paid by the Selling Agent's customer in connection with an investment in the Fund. The Fund believes that these payments are "usual or customary distributors' or sellers' commissions," as this phrase is used in the definitions of "underwriter" noted above, and that the Selling Agents are therefore expressly excluded from these definitions of "underwriter." (See, e.g., Rule 141 under the Securities Act of 1933, as amended, identifying the reallowance of a spread ("remuneration, commonly known as a spread, as may be received by a distributor or dealer as a consequence of reselling securities bought from an underwriter or dealer at a price below the offering price of such securities," which is functionally identical to a front-end sales load paid in connection with an investment in an investment company) as a "commission.") Indeed, the Fund notes that there are examples of similar payments in larger amounts disclosed in investment company prospectuses.

ROPES & GRAY LLP

U.S. Securities and Exchange Commission         -2-                July 26, 2006

Your comment focuses on the fact that the Selling Agents may be compensated by the Fund's investment adviser, from its own resources. The Fund believes that in the industry it is common for investment advisers to make payments to selling agents and that such payments do not cause the selling agents to be underwriters. The Fund notes that payments of this sort are known to the Securities and Exchange Commission. In its recent release entitled "Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds" (Release No. IC - 26,341, Jan. 29, 2004), for instance, the Commission discusses cash compensation paid by investment advisers to brokers at length without suggesting that such payments cause brokers to be underwriters.

We have been authorized by the Fund to represent to the staff that should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Fund represents that it will not assert any such action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States. The Fund further acknowledges that any action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, the Commission is requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Thank you for your attention to these matters. We trust that you will find this letter responsive to your comment. If you have any questions or require any additional information, please do not hesitate to call me at (617) 951-7367.

Very truly yours,

/s/ James E. Thomas
-------------------
James E. Thomas

JET/mcs

cc:      Ryan C. Larrenaga, Esq.
         John M Loder, Esq.
         Paula M. Ingram, Esq.